

December 7, 2010

Mr. William C. Denninger
Senior Vice President and Chief Financial Officer
Kaman Corporation
1332 Blue Hills Avenue
Bloomfield, CT 06002

   RE: **Kaman Corporation**
       Form 10-K for the Fiscal Year ended December 31, 2009
       Forms 10-Q for the Fiscal Quarters ended April 2, 2010, July 2, 2010
       and October 1, 2010
       File No. 0-1093

Dear Mr. Denninger:

   We have limited our review to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Segment and Geographic Information, page 82

2. You disclose that you implemented modifications to your system of reporting during the second quarter of 2009 and, as a result, you now have only two reportable segments. Please provide the disclosures required by FASB ASC 280-10-50-21. These should include a discussion of your internal structure, how you

are organized, and whether operating segments have been aggregated. In addition, please provide us with more information regarding your conclusion that you now have two reportable segments. If operating segments have been aggregated and you believe you satisfy the criteria discussed in FASB ASC 280-10-50-11 for aggregation of your operating segments into two reportable segments, please provide us with an analysis supporting this conclusion. In doing so, please address any apparent differences in economic characteristics and trends between each operating segment being aggregated. Please provide us with your key metrics used in your quantitative analysis for each of the last three fiscal years, the most recent interim periods, and each subsequent year and interim period for which you have budgeting information. Please ensure that you also show the dollar and percentage changes from period to period in your analysis. Please include detailed explanations for any apparent differences in economic characteristics and trends for a given operating segment when compared to another operating segment for a given period or over several periods. Explain why each of these differences would not be considered an indication of differences in economic characteristics between these operating segments and your basis for concluding that each difference was only temporary.

3. As a related matter, please tell us if the change in your reportable segments had any impact on your recognition of reporting units for purposes of your goodwill impairment testing.

FORM 10-Q FOR THE PERIOD ENDED OCTOBER 1, 2010

Note 15 – Goodwill and Other Intangible Assets, Net, page 20

4. We note that you were informally notified by a customer of its intent to terminate a contract and that you continue to work with this customer to develop a resolution that is acceptable to both parties. Please disclose the amount of sales to this customer for each period presented, and address what impact the loss of this customer would have on your liquidity.

* * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding these comments.

Sincerely,

Rufus Decker
Accounting Branch Chief